PRESS  RELEASE

Company Contacts		IR Agency Contact
Guy Avidan, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 guy.avidan@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@grayling.com

AudioCodes Reports Third Quarter 2011 Results

Lod, Israel – November 1, 2011 – AudioCodes Ltd. (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies and Voice Network products, today announced financial results for the third quarter of 2011, ended September 30, 2011.

Revenues for the third quarter of 2011 were $36.0 million compared to $41.5 million for the second quarter of 2011 and $38.3 million for the third quarter of 2010.

Net loss in accordance with U.S. generally accepted accounting principles (GAAP) was $527,000, or ($0.01) per share, for the third quarter of 2011 compared to net income of $4.0 million, or $0.09 per diluted share, for the second quarter of 2011, and $2.9 million, or $0.07 per diluted share, for the third quarter of 2010.

Non-GAAP net income for the third quarter of 2011 was $274,000, or $0.01 per diluted share, compared to $4.9 million, or $0.12 per diluted share, for the second quarter of 2011, and $3.6 million, or $0.09 per diluted share, for the third quarter of 2010.

Non-GAAP net income excludes (i) stock-based compensation expenses and (ii) amortization expenses related to intangible assets. A reconciliation between net income (loss) on a GAAP basis and non-GAAP net income is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Third Quarter 2011 Financial Results	Page 1 of 9

Cash and cash equivalents, short-term deposits and marketable securities were $72.8 million as of September 30, 2011, compared to $56.5 million as of June 30, 2011 and $58.6 million as of September 30, 2010. The increase in cash balances is primarily attributable to new bank loans secured during the third quarter of 2011 in the amount of $18.75 million.

“In the third quarter of 2011 we continued to make progress in our core networking business and experienced a good level of activity with our partners and customers. Weaker than previously anticipated macro economic conditions in the U.S. and Europe combined with softness in the technology business, lower sales to the government segment and of the residential business line have adversely affected our performance. As a result, we experienced a decline in our sales and results of operations in the third quarter compared with the previous quarter and with the same quarter last year,” said Shabtai Adlersberg, Chairman, President and Chief Executive Officer of AudioCodes. “We remain confident in our ability to execute on our long term commitment to growing our business in the coming years,” added Mr. Adlersberg.

Conference Call & Web Cast Information
AudioCodes will conduct a conference call at 9:00 A.M., Eastern Time today to discuss the Company’s third quarter 2011 operating and financial results. The conference call will be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP & data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Gateways, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers and Value Added Applications.  AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com

Third Quarter 2011 Financial Results	Page 2 of 9

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2011 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

Third Quarter 2011 Financial Results	Page 3 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands
	September 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,969	$50,311
Short-term bank deposits	30,560	13,825
Trade receivables, net	31,770	25,881
Other receivables and prepaid expenses	5,815	3,646
Deferred tax assets	2,287	2,287
Inventories	18,456	18,043
Total current assets	106,857	113,993

LONG-TERM INVESTMENTS:
Long-term marketable securities and accrued interest	23,933	-
Investments in companies	1,069	1,317
Deferred tax assets	2,261	2,261
Severance pay funds	15,560	15,039

Total long-term investments	42,823	18,617

PROPERTY AND EQUIPMENT, NET	3,487	3,703

GOODWILL, INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	36,362	37,405
Total assets	$189,529	$173,718

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term bank loans	$8,721	$6,000
Trade payables	11,049	13,519
Other payables and accrued expenses	16,384	24,168
Deferred revenue	5,361	3,769
Total current liabilities	41,515	47,456

LONG-TERM LIABILITIES:
Accrued severance pay	$16,292	$15,821
Long-term bank loans	21,279	9,750
Senior convertible notes	353	353
Deferred revenue and other payables	1,192	1,158
Total Long-Term liabilities	39,116	27,082

Total equity	108,898	99,180

Total liabilities and equity	$189,529	$173,718

Third Quarter 2011 Financial Results	Page 4 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Revenues	$118,604	$109,576	$36,049	$38,294
Cost of revenues	48,937	48,911	14,903	17,080
Gross profit	69,667	60,665	21,146	21,214

Operating expenses:
Research and development, net	23,909	22,350	7,939	7,264
Selling and marketing	32,485	25,026	11,157	8,814
General and administrative	6,854	6,137	2,408	2,106

Total operating expenses	63,248	53,513	21,504	18,184
Operating income (loss)	6,419	7,152	(358)	3,030
Financial income (expenses), net	516	(285)	(127)	(84)
Income (loss) before taxes on income	6,935	6,867	(485)	2,946
Income taxes, net	193	225	46	91
Equity in income (losses) of an affiliated companies	(248)	17	4	17

Net income (loss)	$6,494	$6,659	$(527)	$2,872

Net loss attributable to non-controlling Interest	-	111	-	-

Net income (loss) attributable to AudioCodes	$6,494	$6,770	$(527)	$2,872

Basic net earnings (loss) per share	$0.16	$0.17	$(0.01)	$0.07

Diluted net earnings (loss) per share	$0.15	$0.17	$(0.01)	$0.07

Weighted average number of shares used in computing basic net earnings per share	41,553	40,429	41,718	40,550

Weighted average number of shares used in computing diluted net earnings per share	42,110	40,763	41,718	40,743

Third Quarter 2011 Financial Results	Page of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Revenues	$118,604	$109,576	$36,049	$38,294
Cost of revenues (1) (2)	48,025	47,937	14,664	16,762

Gross profit	70,579	61,639	21,385	21,532

Operating expenses:
Research and development, net (1)	23,504	22,073	7,815	7,187
Selling and marketing (1) (2)	31,473	24,385	10,883	8,629
General and administrative (1)	6,310	5,832	2,244	2,007

Total operating expenses	61,287	52,290	20,942	17,823
Operating income	9,292	9,349	443	3,709
Financial income (expenses), net	516	(285)	(127)	(84)
Income before taxes on income	9,808	9,064	316	3,625
Income taxes, net	193	225	46	91
Equity in income (losses) of an affiliated companies	(248)	17	4	17

Net income	$9,367	$8,856	$274	$3,551

Net loss attributable to non-controlling Interest	-	111	-	-

Net income attributable to AudioCodes	$9,367	$8,967	$274	$3,551

Diluted net earnings per share	$0.22	$0.22	$0.01	$0.09

Weighted average number of shares used in computing diluted net earnings per share	42,589	40,675	42,521	40,011

(1)	Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and uses this non-GAAP information internally to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

Third Quarter 2011 Financial Results	Page 6 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP NET INCOME AND NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

GAAP net income (loss)	$6,494	$6,659	$(527)	$2,872

GAAP net income (loss) per share	$0.15	$0.17	$(0.01)	$0.07

Cost of revenues:
Stock-based compensation (1)	97	48	33	9
Amortization expenses (2)	815	926	206	309
	912	974	239	318
Research and development, net:
Stock-based compensation (1)	405	277	124	77

Selling and marketing:
Stock-based compensation (1)	784	414	198	109
Amortization expenses (2)	228	227	76	76
	1,012	641	274	185
General and administrative:
Stock-based compensation (1)	544	305	164	99

Non-GAAP net income	$9,367	$8,856	$274	$3,551

Non-GAAP Diluted net income per share	$0.22	$0.22	$0.01	$0.09

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and uses this non-GAAP information internally to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

Third Quarter 2011 Financial Results	Page 7 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income (loss)	$6,494	$6,659	$(527)	$2,872
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,522	3,401	721	1,377
Amortization of marketable securities premiums and accretion of discounts, net	306	-	110	-
Equity in losses (income) of affiliated companies and interest on loans to affiliated company	248	(37)	(4)	(17)
Decrease in accrued severance pay, net	(50)	(358)	(5)	(94)
Stock-based compensation expenses	1,831	1,044	519	294
Increase in accrued interest on marketable securities, bank deposits and structured notes	(181)	-	(3)	-
Decrease (increase) in trade receivables, net	(5,889)	(6,682)	1,355	(368)
Decrease (increase) in other receivables and prepaid expenses	(2,647)	(1,333)	181	113
Decrease (increase) in inventories	(413)	(2,430)	315	(880)
Increase (decrease) in trade payables	(2,470)	3,989	(1,174)	(1,512)
Increase in deferred revenues	1,894	2,909	413	532
Increase (decrease) in other payables and accrued expenses	(6,942)	3,549	(2,306)	3,526

Net cash provided by (used in) operating activities	(5,297)	10,711	(405)	5,843

Cash flows from investing activities:
Purchase of marketable securities	(24,402)	-	-	-
Short-term deposits, net	(16,735)	(412)	(17,744)	(798)
Purchase of property and equipment	(1,263)	(1,285)	(434)	(652)

Net cash used in investing activities	(42,400)	(1,697)	(18,178)	(1,450)

Third Quarter 2011 Financial Results	Page 8 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from financing activities:
Bank loan refund	(4,500)	(4,500)	(1,500)	(1,500)
Proceeds from long-term loan	18,750	-	18,750	-
Payment of acquisition of NSC	(278)	(74)	-	-
Repurchase of convertible notes, net of costs	-	(50)	-	(50)
Proceeds from issuance of shares upon exercise of options, warrants and employee stock purchase plan	1,383	907	10	394

Net cash provided by (used in) financing activities	15,355	(3,717)	17,260	(1,156)

Increase (decrease) in cash and cash equivalents	(32,342)	5,297	(1,323)	3,237
Cash and cash equivalents at the beginning of the period	50,311	38,969	19,292	41,029

Cash and cash equivalents at the end of the period	$17,969	$44,266	$17,969	$44,266

Third Quarter 2011 Financial Results	Page 9 of 9